Exhibit 99.1

CONNECTICUT OFFICE:	TORONTO OFFICE:
PO Box 577	82 Richmond Street East
Sherman, CT	Toronto, Ontario
U.S.A. 06784	Canada, M5C 1P1
Phone: 1.844.364.1830	Toll Free: 1.844.364.1830

Fax : 1.860.799.0350

www.tanzanianroyalty.com

Tanzanian Royalty Comments of the impact of Acacia / Barrick-Tanzania Settlement

For Immediate Release:	October 23, 2017

TORONTO, ONTARIO – 23 October 2017, Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) hereinafter (the "Company") reports in an article by John Aglionby published in the Financial Times, "Acacia Mining's shares soared more than 18 per cent on Thursday after its majority shareholder, Barrick Gold, agreed the Tanzanian government would take a 16 per cent stake in its assets in the east African country to end a six-month dispute over the miner's operations."

"We believe this settlement is very good news for the Company. The settlement between Barrick and Tanzania represents a major step in furtherance of fairness and equity between the host nation and leaders in the extraction industry.  Tanzania and shareholders in the extraction industry can both benefit in a fair distribution of generated mineral profits. We saw a similar structure recently negotiated between Freeport McMoRan and the Indonesian Government; where Indonesia obtained 51% of the Grasberg mine. These are fair relationships between a host nation and investors," said James E. Sinclair, Executive Chairman.

Sinclair foresaw the necessity of fair dealing and sharing the profits in resource extraction with the host nation and its people. The Company executed its agreement with Tanzania in 2010 regarding the Buckreef mine. The Government of Tanzania through STAMICO owns 45% of the Buckreef mine and shares 45% of the benefits when all costs have been recovered.

"We are confident that the obstacles addressed in the Barrick settlement will reduce the future financing of mining operations exclusively to the fundamentals and economics of the mining projects. The Company's NI 43-101 Feasibility Study clearly demonstrates the economic feasibility of the Buckreef Project where 1,064,000 ounces of gold are available to be mined," Sinclair concluded.

Due to copyright laws, we have included the links to the article.

http://www.miningmx.com/top-story/30749-barrick-share-acacia-mines-tanzania-pays-300m-goodwill-sum/

http://www.thecitizen.co.tz/News/1840340-4146904-4d5qxgz/index.html

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For more information and updates, please see the Company website at:

www.tanzanianroyalty.com

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair

Executive Chairman

For further information, please contact Investor Relations:

investors@tanzanianroyalty.com

1-844-364-1830

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Form 20-F Annual Report dated November 25, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

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The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Form 20-F Annual Report dated November 25, 2016 and technical reports filed under the Company's name at our website at: www.TanzanianRoyalty.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

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